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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                                       OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

          FOR THE TRANSITION PERIOD FROM __________ TO _______________

                         COMMISSION FILE NUMBER 1-14472

              Cornell Corrections, Inc. 401(k) Profit Sharing Plan

                            CORNELL CORRECTIONS, INC.

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                                     76-0433642
     (STATE OR OTHER JURISDICTION                        (I.R.S. EMPLOYER
    OF INCORPORATION OR ORGANIZATION)                    IDENTIFICATION NO.)

4801 WOODWAY, SUITE #100E, HOUSTON, TEXAS                     77056
-----------------------------------------                ---------------
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                   (ZIP CODE)

REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE:       (713) 623-0790


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
                           REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Retirement Plan Committee of
the Cornell Corrections, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Cornell Corrections, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements and schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997, reportable transactions for the year ended December 31, 1997 and non-exempt transactions for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Houston, Texas
June 24, 1998

                            CORNELL CORRECTIONS, INC.

                           401(k) PROFIT SHARING PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                DECEMBER 31, 1997

                                                           AETNA                AETNA       AETNA       FIDELITY
                                                          SERIES     AETNA     SERIES      SERIES       ADVISORS        CORNELL
                                               AETNA       MONEY    SERIES    BALANCED   GROWTH AND      EQUITY    CORRECTIONS, INC.
                                               FIXED      MARKET   THE BOND    GROWTH      INCOME        GROWTH         COMMON
                                              ACCOUNT      FUND      FUND       FUND        FUND          FUND           STOCK
                                              -------      ----      ----       ----        ----          ----           -----
ASSETS:

Receivables:

  Employer Contributions...................  $  4,713  $  1,760   $  2,009   $  4,589    $  11,369    $  11,283       $  5,263
  Employee Contributions...................    11,193     4,295      4,721     10,666       27,437       27,385         12,850
                                             --------  --------   --------   --------    ---------    ---------       --------
    Total Receivables......................    15,906     6,055      6,730     15,255       38,806       38,668         18,113

Investments (at fair value):

  Pooled Separate Accounts.................   620,094   304,188    386,835    292,484    1,203,876      396,602             --
  Cornell Corrections, Inc. Common Stock...        --        --         --         --           --           --        290,353
  Cash.......................................      --        --         --         --           --           --         24,561
  Participant Loans........................        --        --         --         --           --           --             --
                                             --------  --------   --------   --------    ---------    ---------       --------
    Total Investments......................   620,094   304,188    386,835    292,484    1,203,876      396,602        314,914

NET ASSETS AVAILABLE FOR BENEFITS..........  $636,000  $310,243   $393,565   $307,739   $1,242,682    $ 435,270       $333,027
                                             ========  ========   ========   ========    ==========   =========       ========

                                                         LOAN
                                                        ACCOUNT          TOTAL
                                                        --------      ----------
ASSETS:

Receivables:

  Employer Contributions .........................      $   --        $   40,986
  Employee Contributions .........................          --            98,547
                                                        --------      ----------
    Total Receivables ............................          --           139,533

Investments (at fair value):

  Pooled Separate Accounts .......................          --         3,204,079
  Cornell Corrections, Inc. Common Stock .........          --           290,353
  Cash ...........................................          --            24,561
  Participant Loans ..............................       230,715         230,715
                                                        --------      ----------
    Total Investments ............................       230,715       3,749,708

NET ASSETS AVAILABLE FOR BENEFITS ................      $230,715      $3,889,241
                                                        ========      ==========


    The accompanying notes are an integral part of this financial statement.

                            CORNELL CORRECTIONS, INC.

                           401(k) PROFIT SHARING PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                DECEMBER 31, 1996

                                                                               AETNA        AETNA
                                                                            GUARANTEED   GUARANTEED     AETNA
                                              AETNA                 AETNA  ACCUMULATION ACCUMULATION    FIXED
                                   AETNA    VARIABLE     AETNA   INVESTMENT   ACCOUNT      ACCOUNT     ACCOUNT
                                 VARIABLE    ENCORE     INCOME    ADVISORS  (SHORT-TERM (LONG-TERM    (CREDITED     TCI      LOAN
                                   FUND       FUND      SHARES      FUND       GAA)         GAA)      INTEREST)   GROWTH    ACCOUNT
                                   ----       ----      ------      ----       ----         ----      ---------   ------    -------

ASSETS:

Receivables:

  Employer Contributions.......  $    15    $    404  $     415  $    386    $    12     $    --     $  2,019   $    352   $     --
  Employee Contributions.......       34         942        968       901         27          (8)       4,712        822         --
                                 -------    --------  ---------  --------    -------     -------     --------   --------   --------
    Total Receivables..........       49       1,346      1,383     1,287         39          (8)       6,731      1,174         --

Investments (at fair value):

  Pooled Separate Accounts.....  962,627     487,225     70,336   203,676     10,857       7,865      537,170    255,321         --
  Participant Loans............       --          --         --        --         --          --           --         --    126,251
                                 -------    --------  ---------  --------    -------     -------     --------   --------   --------
    Total Investments..........  962,627     487,225     70,336   203,676     10,857       7,865      537,170    255,321    126,251

NET ASSETS AVAILABLE FOR
  BENEFITS......................$962,676    $488,571  $  71,719  $204,963    $10,896     $ 7,857     $543,901   $256,495   $126,251
                                ========    ========  =========  ========    =======     =======     ========   ========   ========

                                                                          TOTAL
                                                                      ----------

ASSETS:

Receivables:

  Employer Contributions .....................................        $    3,603
  Employee Contributions .....................................             8,398
                                                                      ----------
    Total Receivables ........................................            12,001

Investments (at fair value):

  Pooled Separate Accounts ...................................         2,535,077
  Participant Loans ..........................................           126,251
                                                                      ----------
    Total Investments ........................................         2,661,328


NET ASSETS AVAILABLE FOR

  BENEFITS ...................................................        $2,673,329
                                                                      ==========

    The accompanying notes are an integral part of this financial statement.

                            CORNELL CORRECTIONS, INC.

                           401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                                AETNA
                                                          AETNA                   AETNA        SERIES     FIDELITY
                                                          SERIES      AETNA       SERIES       GROWTH     ADVISORS     CORNELL
                                            AETNA         MONEY       SERIES     BALANCED       AND        EQUITY  CORRECTIONS, INC.
                                            FIXED         MARKET     THE BOND     GROWTH       INCOME      GROWTH      COMMON
                                           ACCOUNT         FUND        FUND        FUND         FUND        FUND        STOCK
                                           -------         ----        ----        ----         ----        ----        -----
ADDITIONS:

  Net Investment Income (Loss) from
    Pooled Separate Accounts ..........  $  25,937     $  14,208    $  14,204 $    39,042  $   244,804   $  53,149   $    --
  Net Appreciation of Common Stock ....       --            --           --          --           --          --       102,619
  Interest ............................      4,600         2,046          340         813        7,071       4,304         284
  Employee Contributions ..............    149,366        37,857       36,404      90,332      273,545     173,328      64,135
  Employer Contributions ..............     62,047        14,408       15,779      36,432      102,870      68,181      25,029
  Employee Rollover Contributions .....       --            --           --          --          3,477       6,078       4,421
                                         ---------     ---------    --------- -----------  -----------   ---------   ---------
    Total Additions ...................    241,950        68,519       66,727     166,619      631,767     305,040     196,488

DEDUCTIONS:
  Employee benefit payments,
    withdrawals and other .............    (90,677)     (128,165)      (6,541)    (14,528)    (169,252)    (42,896)       (413)
  Plan expenses .......................     (1,362)      (27,674)        (238)       (341)      (1,485)       (561)        (55)
                                         ---------     ---------    --------- -----------  -----------   ---------   ---------
    Total Deductions ..................    (92,039)     (155,839)      (6,779)    (14,869)    (170,737)    (43,457)       (468)

INTERFUND TRANSFERS, NET ..............    486,089       397,563      333,617     155,989      781,652     173,687     137,007

INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS .......    636,000       310,243      393,565     307,739    1,242,682     435,270     333,027

NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR .........       --            --           --          --           --          --          --
                                         ---------     ---------    --------- -----------  -----------   ---------   ---------
NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR ...............  $ 636,000     $ 310,243    $ 393,565 $   307,739  $ 1,242,682   $ 435,270   $ 333,027
                                         =========     =========    ========= ===========  ===========   =========   =========

                                                                                                     AETNA         AETNA
                                                                                                   GUARANTEED   GUARANTEED   AETNA
                                                                     AETNA               AETNA    ACCUMULATION ACCUMULATION FIXED
                                                        AETNA       VARIABLE   AETNA   INVESTMENT    ACCOUNT    ACCOUNT    ACCOUNT
                                            LOAN       VARIABLE      ENCORE   INCOME    ADVISORS  (SHORT-TERM (LONG-TERM  (CREDITED
                                           ACCOUNT       FUND         FUND    SHARES      FUND        GAA)       GAA)      INTEREST)
                                          -------        ----         ----    ------      ----        ----       ----      ---------
ADDITIONS:

  Net Investment Income (Loss) from
    Pooled Separate Accounts ........... $    --    $    42,852   $   4,388  $     59     4,356    $    103   $     111   $   6,418
  Net Appreciation of Common Stock .....      --           --          --        --        --          --          --          --
  Interest .............................      --           --          --        --        --          --          --          --
  Employee Contributions ...............      --             73        --           1       170        --          --            72
  Employer Contributions ...............      --          2,087        --           1        50        --          --             4
  Employee Rollover Contributions ......      --           --          --        --        --          --          --          --
                                         ---------  -----------   ---------  --------  --------    --------   ---------   ---------
    Total Additions ....................      --         45,012       4,388        61     4,576         103         111       6,494

DEDUCTIONS:
  Employee benefit payments,
    withdrawals and other ..............      --           (232)       --        --        (168)       --          --          --
  Plan expenses ........................      --         (1,915)       (221)    (350)      (739)        (42)        (31)     (1,462)
                                         ---------  -----------   --------- --------   --------   ---------   ---------    --------
    Total Deductions ...................      --         (2,147)       (221)    (350)      (907)        (42)        (31)     (1,462)

INTERFUND TRANSFERS, NET ...............   104,464   (1,005,541)   (492,738) (71,430)  (208,632)    (10,957)     (7,937)   (548,933)

INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS ........   104,464     (962,676)   (488,571) (71,719)  (204,963)    (10,896)     (7,857)   (543,901)

NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR ..........   126,251      962,676     488,571    71,719   204,963      10,896       7,857     543,901
                                         ---------  -----------   ---------  --------  --------    --------   ---------   ---------
NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR ................ $ 230,715  $      --     $    --    $   --   $    --      $   --     $    --     $    --
                                         =========  ===========   =========  ======== =========    ========   =========   =========

                                                        TCI
                                                       GROWTH            TOTAL
                                                       ------            -----
ADDITIONS:

  Net Investment Income (Loss) from
    Pooled Separate Accounts .................      $ (31,941)      $   417,690
  Net Appreciation of Common Stock ...........           --             102,619
  Interest ...................................           --              19,458
  Employee Contributions .....................            173           825,456
  Employer Contributions .....................             52           326,940
  Employee Rollover Contributions ............           --              13,976
                                                    ---------       -----------
    Total Additions ..........................        (31,716)        1,706,139

DEDUCTIONS:
  Employee benefit payments,
    withdrawals and other ....................           --            (452,872)
  Plan expenses ..............................           (879)          (37,355)
                                                    ---------       -----------
    Total Deductions .........................           (879)         (490,227)

INTERFUND TRANSFERS, NET .....................       (223,900)             --

INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS ..............       (256,495)        1,215,912

NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR ................        256,495         2,673,329
                                                    ---------       -----------
NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR ......................      $    --         $ 3,889,241
                                                    =========       ===========

    The accompanying notes are an integral part of this financial statement.

                            CORNELL CORRECTIONS, INC.

                           401(k) PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1997

1.  DESCRIPTION OF THE PLAN

GENERAL

The Cornell Corrections, Inc. 401(k) Profit Sharing Plan (the Plan) was established on January 1, 1993, and is a trusteed defined contribution plan in which generally all employees of Cornell Corrections, Inc. (the Company), are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

PLAN ADMINISTRATION AND TRUSTEE

The Plan is administered by a retirement plan committee appointed by the board of directors of the Company. The retirement plan committee gives the general directions as to investment options available to participants. The retirement plan committee has appointed Aetna Life Insurance and Annuity Company (Aetna) as the Plan's assets custodian and the Plan record keeper to hold and control the assets of the Plan in accordance with the terms of the Plan. The retirement plan committee is the trustee of the Plan.

ELIGIBILITY AND CONTRIBUTIONS

All employees who have completed one year of service and have attained the age of 21 are eligible to participate in the Plan. Following the completion of one year of service, participants can enroll in the plan quarterly.

Employees may elect to contribute from 1 percent to 15 percent of their compensation, as defined, up to the maximum allowed under Internal Revenue Service (IRS) guidelines. The Company makes matching contributions equal to 50 percent of the participants' elective deferrals for the Plan year, not to exceed 6 percent of the participants' compensation.

PARTICIPANT ACCOUNTS AND INVESTMENT OPTIONS

Each participating employee's share of the net assets of the Plan is segregated in an individual account. Participants exercise control over the types of investments made on their behalf, provided that such investments shall be invested only in investment funds designated by the retirement plan committee. Each participant may elect to invest his/her contribution and the Company's contributions made on the participant's behalf in any one or more of the investment funds.

Prior to January 1, 1997, eight investment options had been created for the purpose of providing participants with a choice of investments: the Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Investment Advisors Fund, Aetna Guaranteed Accumulation Account (Short-Term GAA), Aetna Guaranteed Accumulation Account (Long-Term GAA), Aetna Fixed Account (Credited Interest) and TCI Growth.

In January 1997, the retirement plan committee added an investment option comprised principally of Cornell Corrections, Inc. common stock. In conjunction with this modification, the existing investment options were replaced with the following investment options: Aetna Fixed Account, Aetna Series Money Market Fund, Aetna Series The Bond Fund, Aetna Series Balanced Growth Fund, Aetna Series Growth and Income Fund and Fidelity Advisors Equity Growth Fund.

Participants may elect the account or combination of accounts into which their contributions and their shares of the Company's contributions are invested. Investment income or loss is allocated monthly to a participant's account in the same ratio as the participant's investment in each fund bears to the total of all participants' investments in each fund.

VESTING

All employee contributions are 100 percent vested and nonforfeitable at all times. Participants become vested in the Company's contributions to the Plan as follows:

                     YEARS OF SERVICE              PERCENT VESTED
                     ----------------              --------------

                             1                           0%
                             2                           20%
                             3                           40%
                             4                           60%
                             5                          100%

FORFEITURES

Forfeitures of any employer contributions are to be used either to reduce the Company's contributions to the Plan or to pay the expenses of the Plan. As of December 31, 1997 and 1996, $41,428 and $32,301 of forfeitures are included in net assets available for Plan benefits, respectively. During the year ended December 31, 1997, $37,355 of forfeitures was utilized by the Company to pay the expenses of the Plan.

PLAN TERMINATION

The Company currently intends to continue the Plan for the benefit of its employees but reserves the right to discontinue contributions and/or terminate the Plan, subject to the provisions of ERISA. In the event of a complete termination of the Plan, the affected participants shall be fully vested in all amounts allocated to their accounts, and such amounts shall be nonforfeitable.

LOANS

A participant may borrow from the Plan up to the lesser of $50,000 or 50 percent of the participant's vested account balance with a minimum loan requirement of $1,000. The loans are secured by the participant's vested account balance. Interest is charged at the current commercial lending rate and is credited to the participant's account. The participant is entitled to no more than one loan concurrently.

PAYMENT OF BENEFITS

Benefits are payable to a participant upon separation from service, total and permanent disability, retirement or death in accordance with the aforementioned vesting schedule.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS

Investments in the pooled separate accounts are stated at current value as determined by Aetna by reference to published market data. The Company stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value. The net appreciation and depreciation of Plan assets is based on the value of the assets at the beginning of the Plan year or at the time of purchase during the year.

EXPENSES

Administrative and other expenses of the Plan are to be paid by the Company or with forfeitures of the Plan.

OTHER

Certain 1996 amounts have been reclassified to conform with the 1997 presentation.

3.  FEDERAL INCOME TAXES

The Plan obtained its latest determination letter on May 28, 1996, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The retirement plan committee believes that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the retirement plan committee believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 1997 and 1996.

4.  SUBSEQUENT EVENT

Effective June 1, 1998, the retirement plan committee appointed Comerica as the Plan's trustee, asset custodian and record keeper. The 1997 investment option elections were replaced with the following: Franklin Balance Sheet Investment Fund, Janus Worldwide Fund, Putnam Investors Fund A, Munder Index 500 Fund (K-Shares), AIM Balanced Fund, Munder US Government Income Fund (K-Shares), Munder US Treasury Money Market Fund (K-Shares) and Cornell Corrections, Inc. common stock.

                                                                      SCHEDULE I

                            CORNELL CORRECTIONS, INC.

                           401(k) PROFIT SHARING PLAN

          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1997

                                                                    NUMBER OF                           CURRENT
                IDENTITY OF ISSUE/DESCRIPTION OF ASSET            SHARES/UNITS        COST               VALUE
                --------------------------------------            ------------        ----               -----
Aetna Life Insurance and Annuity Company :*
    Aetna Fixed Account .........................................       n/a        $  597,809        $  620,094
    Aetna Series Money Market Fund ..............................    26,708           295,898           304,188
    Aetna Series The Bond Fund ..................................    31,990           373,217           386,835
    Aetna Series Balanced Growth Fund ...........................    20,536           257,591           292,484
    Aetna Series Growth and Income Fund .........................    60,515         1,011,956         1,203,876
    Fidelity Advisors Equity Growth Fund ........................    21,156           353,305           396,602
Cornell Corrections, Inc. Common Stock * ........................    13,979           189,241           290,353
Cash ............................................................       n/a            24,561            24,561
Participant Loans (interest rates ranging from 7.50% to 9.25%) ..                     230,715           230,715
                                                                                   ----------        ----------
                                                                                   $3,334,293        $3,749,708
                                                                                   ==========        ==========

*   Indicates party in interest.

                                                                     SCHEDULE II

                            CORNELL CORRECTIONS, INC.

                           401(k) PROFIT SHARING PLAN

                ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                   PURCHASE            SELLING           COST OF             NET
                    IDENTITY OF PARTY INVOLVED/DESCRIPTION        PRICE (a)(b)       PRICE (a)(b)         SALES          GAIN/(LOSS)
                    --------------------------------------        ------------       ------------         -----          -----------
I.  SINGLE TRANSACTION

    None

II. SERIES OF TRANSACTIONS IN THE SAME SECURITY

Aetna Variable Fund .....................................         $     --           $1,005,479         $1,037,635         $(32,156)
Aetna Variable Encore Fund ..............................               --              491,613            491,610                3
Aetna Investment Advisors Fund ..........................               --              208,032            214,780           (6,748)
Aetna Fixed Account (Credited Interest) .................               --              543,588            542,108            1,480
TCI Growth Fund .........................................               --              223,380            242,707          (19,327)
Aetna Fixed Account .....................................            780,960            186,803            183,151            3,652
Aetna Series Money Market Fund ..........................            725,968            435,988            430,070            5,918
Aetna Series The Bond Fund ..............................            391,007             18,376             17,790              586
Aetna Series Balanced Growth Fund .......................            326,205             72,763             68,614            4,149
Aetna Series Growth and Income Fund .....................          1,512,922            553,850            500,966           52,884
Fidelity Advisors Equity Growth Fund ....................            533,554            190,101            180,249            9,852
Cornell Corrections, Inc. Common Stock ..................            194,604              6,870              5,363            1,507

(a) Purchase and selling price include or are net of transactional expenses.
(b) Current value of asset on transaction date is equal to the purchase/selling price.

The above transactions represent those defined as reportable transactions by
Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Five percent of the fair market value of the Plan's assets at January 1, 1997 was used to determine those transactions requiring disclosure.

                                                                    SCHEDULE III

                            CORNELL CORRECTIONS, INC.

                           401(k) PROFIT SHARING PLAN

                ITEM 27(e) - SCHEDULE OF NON-EXEMPT TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                 RELATIONSHIP TO PLAN,    DESCRIPTION OF TRANSACTIONS INCLUDING                 INTEREST
   IDENTITY OF    EMPLOYER OR OTHER          MATURITY DATE, RATE OF INTEREST,      AMOUNT      INCURRED
 PARTY INVOLVED    PARTY IN INTEREST           COLLATERAL AND MATURITY VALUE       LOANED       ON LOAN

     Cornell           Employer         Lending of monies from the Plan to
Corrections, Inc.                       the Employer (contributions not timely
                                        remitted to the Plan) as follows:
                                        Deemed loan dated November 21, 1997,
                                        maturity of December 2, 1997, with
                                        interest at 2.91% for the period         $ 98,766      $1,054 (a)

(a) Interest amount of $1,054 was remitted to the Plan by the Employer on June 25, 1998.

                                INDEX TO EXHIBITS

23.1    Written Consent of Arthur Andersen LLP Dated June 29, 1998

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                     CORNELL CORRECTIONS, INC.

Date:   June 29, 1998                          By:   /s/ BRIAN E. BERGERON
                                                     ---------------------
                                                     BRIAN E. BERGERON
                                                     Chief Financial Officer and
                                                     Plan Administrator